MADE AS OF JULY 27, 2017
THE MANUFACTURERS LIFE INSURANCE COMPANY
and
BNY TRUST COMPANY OF CANADA
TRUSTEE
TENTH SUPPLEMENTAL INDENTURE
Supplemental to
THE AMENDED AND RESTATED TRUST INDENTURE MADE AS OF
NOVEMBER 18, 2011

THIS TENTH SUPPLEMENTAL INDENTURE made as of the 27th day of July, 2017
B E T W E E N:
THE MANUFACTURERS LIFE INSURANCE COMPANY, a
corporation amalgamated under the Insurance Companies Act
(Canada) and having its registered office in the City of Toronto in the Province of Ontario
(the "Corporation"),
- and -
BNY TRUST COMPANY OF CANADA, a trust company
incorporated under the federal laws of Canada and having an office in the City of Toronto in the Province of Ontario
(together with its permitted successors and assigns, the "Trustee")
WHEREAS the Corporation and CIBC Mellon Trust Company were parties to an indenture dated November 8, 2002 as supplemented by a first supplemental indenture dated November 8, 2002 (the "Original Indenture") which provided, among other things, for the creation and issuance of the Debentures; and
WHEREAS CIBC Mellon Trust Company resigned as trustee and BNY Trust Company of Canada was appointed as the replacement Trustee; and
WHEREAS the Corporation and the Trustee have amended and restated the terms of the Original Indenture pursuant to the Amended and Restated Trust Indenture made as of November 18, 2011 (as so amended and restated and as may be further modified and in effect from time to time, the "Principal Indenture"); and
WHEREAS by a First Supplemental Indenture (the "First Supplemental Indenture") made as of November 18, 2011 between the Corporation and the Trustee, provision was made for the issue of one series of debt securities, such series being the 4.21% Fixed/Floating Subordinated Debentures due 2021 in the aggregate principal amount of $550,000,000 (the "4.21% Debentures"), upon the terms set forth in the Principal Indenture as supplemented by the First Supplemental Indenture; and
WHEREAS the Corporation redeemed all of the outstanding 4.21% Debentures on November 18, 2016 and such Debentures are no longer outstanding under the Indenture; and
WHEREAS by a Second Supplemental Indenture (the "Second Supplemental Indenture") made as of February 17, 2012 between the Corporation and the Trustee, provision was made for the issue of one series of debt securities, such series being the 4.165% Fixed/Floating Subordinated Debentures due 2022 in the aggregate principal amount of $500,000,000 (the "4.165% Debentures"), upon the terms set forth in the Principal Indenture as supplemented by the Second Supplemental Indenture; and

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WHEREAS the Corporation redeemed all of the outstanding 4.165% Debentures on June 1, 2017 and such Debentures are no longer outstanding under the Indenture; and
WHEREAS by a Third Supplemental Indenture (the "Third Supplemental Indenture") made as of February 25, 2013 between the Corporation and the Trustee, provision was made for the issue of one series of debt securities, such series being the 2.819% Fixed/Floating Subordinated Debentures due 2023 in the aggregate principal amount of $200,000,000 (the "2.819% Debentures"), upon the terms set forth in the Principal Indenture as supplemented by the Third Supplemental Indenture; and
WHEREAS by a Fourth Supplemental Indenture (the "Fourth Supplemental Indenture") made as of November 29, 2013 between the Corporation and the Trustee, provision was made for the issue of one series of debt securities, such series being the 2.926% Fixed/Floating Subordinated Debentures due 2023 in the aggregate principal amount of $250,000,000 (the "2.926% Debentures"), upon the terms set forth in the Principal Indenture as supplemented by the Fourth Supplemental Indenture; and
WHEREAS by a Fifth Supplemental Indenture (the "Fifth Supplemental Indenture") made as of February 21, 2014 between the Corporation and the Trustee, provision was made for the issue of one series of debt securities, such series being the 2.811% Fixed/Floating Subordinated Debentures due 2024 in the aggregate principal amount of $500,000,000 (the "2.811% Debentures"), upon the terms set forth in the Principal Indenture as supplemented by the Fifth Supplemental Indenture; and
WHEREAS by a Sixth Supplemental Indenture (the "Sixth Supplemental Indenture") made as of December 1, 2014 between the Corporation and the Trustee, provision was made for the issue of one series of debt securities, such series being the 2.64% Fixed/Floating Subordinated Debentures due 2025 in the aggregate principal amount of $500,000,000 (the "2.64% Debentures"), upon the terms set forth in the Principal Indenture as supplemented by the Sixth Supplemental Indenture; and
WHEREAS by a Seventh Supplemental Indenture (the "Seventh Supplemental Indenture") made as of March 10, 2015 between the Corporation and the Trustee, provision was made for the issue of one series of debt securities, such series being the 2.10% Fixed/Floating Subordinated Debentures due 2025 in the aggregate principal amount of $750,000,000 (the "2.10% Debentures"), upon the terms set forth in the Principal Indenture as supplemented by the Seventh Supplemental Indenture;
WHEREAS by an Eighth Supplemental Indenture (the "Eighth Supplemental Indenture") made as of June 1, 2015 between the Corporation and the Trustee, provision was made for the issue of one series of debt securities, such series being the 2.389% Fixed/Floating Subordinated Debentures due 2026 in the aggregate principal amount of $350,000,000 (the "2.389% Debentures"), upon the terms set forth in the Principal Indenture as supplemented by the Eighth Supplemental Indenture; and
WHEREAS by a Ninth Supplemental Indenture (the "Ninth Supplemental Indenture") made as of November 20, 2015 between the Corporation and the Trustee, provision was made for the issue of one series of debt securities, such series being the 3.181%

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Fixed/Floating Subordinated Debentures due 2027 in an aggregate principal amount of $1,000,000,000 (the "3.181% Debentures" and, together with the 2.819% Debentures, the 2.962% Debentures, the 2.811% Debentures, the 2.64% Debentures, the 2.10% Debentures and the 2.389% Debentures, the "Outstanding Debentures"), upon the terms set forth in the Principal Indenture, as supplemented by the Ninth Supplemental Indenture; and
WHEREAS no other Debentures other than the 4.21% Debentures, the 4.165% Debentures and the Outstanding Debentures have been issued pursuant to the Principal Indenture or any supplement thereunder; and
WHEREAS section 13.1 of the Principal Indenture provides that the Corporation and the Trustee may execute and deliver supplemental indentures, which thereafter form part of the Principal Indenture; and
WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee; and
WHEREAS these presents are to be executed and delivered by the parties hereto by way of supplement to the Principal Indenture to provide for the amendment of the Principal Indenture in the manner as herein provided; and
WHEREAS the Trustee has full power and authority to execute this Tenth Supplemental Indenture and to accept and execute the trusts herein imposed upon it;
NOW THEREFORE THIS TENTH SUPPLEMENTAL INDENTURE WITNESSETH and it is hereby covenanted, agreed and declared as follows:
ARTICLE 1
 INTERPRETATION
1.1	To be read with Indenture.
This Tenth Supplemental Indenture is supplemental to the Indenture (as defined below), and this Tenth Supplemental Indenture shall hereafter be read together with the Indenture and shall have effect as if all the provisions thereof and hereof were contained in one instrument.
1.2	Definitions.
In this Tenth Supplemental Indenture, unless there is something in the subject matter or context inconsistent therewith:
1.2.1 the expressions "Article" and "section" followed by a number mean and refer to the specified Article and section of this Tenth Supplemental Indenture unless otherwise expressly stated;
1.2.2 "Indenture" (when not qualified by the word "Principal", "Original" or the word "Supplemental"), "hereto", "hereby", "hereunder", "hereof", "herein" and similar

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expressions refer to the Principal Indenture and all indentures, deeds or other instruments supplemental or ancillary thereto, including this Tenth Supplemental Indenture and not to any particular Article, section, subdivision or portion hereof; and
1.2.3 other expressions defined in the Principal Indenture shall have the same meanings when used in this Tenth Supplemental Indenture.
ARTICLE 2
 AMENDMENTS TO PRINCIPAL INDENTURE
2.1	Amendments.
2.1.1 Section 2.7.2 of the Principal Indenture will cease to apply when the Outstanding Debentures are no longer outstanding. For greater certainty, any Debentures issued from and after the date of this Tenth Supplemental Indenture shall only have the benefit of Section 2.7.2 of the Principal Indenture for so long as the Outstanding Debentures remain outstanding.
2.1.2 The reference to "Section 2.7.2" in the eighth line of section 2.7.1 of the Principal Indenture will cease to apply when the Outstanding Debentures are no longer outstanding. For greater certainty, any Debentures issued from and after the date of this Tenth Supplemental Indenture shall only have the benefit of the reference to "Section 2.7.2" in the eighth line of section 2.7.1 of the Principal Indenture for so long as the Outstanding Debentures remain outstanding.
2.1.3 The amendments set forth in 2.1.1 and 2.1.2 above are not intended to and do not impact the priority rights of payments to Holders of the Outstanding Debentures as against borrowing from the Corporation or otherwise.
2.1.4 Section 11.3 of the Principal Indenture is hereby amended by deleting the address of the Trustee and adding a new address to read as follows: "1 York Street, 6th Floor, Toronto, Ontario  M5J 0B6, Attention Vice President, Transaction Management Program (telecopier number: (416) 360-1711)".
ARTICLE 3
 SUNDRY PROVISIONS
3.1	Representation of the Corporation.
The Corporation represents and warrants to the Trustee:
3.1.1 The rights of the Holders of the Outstanding Debentures are not materially prejudiced by the amendments contemplated by this Tenth Supplemental Indenture.

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3.2	Acceptance of Trust.
The Trustee hereby accepts the trusts in this Tenth Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture.  This agreement and all documents relating to the transactions covered hereby have been drawn up in English at the express wish of the parties.  Ce contrat et tous les documents pertinents à cette transaction ont été rédigés en anglais à la volonté expresse des parties.
3.3	Counterparts and Formal Date.
This Tenth Supplemental Indenture may be executed in several counterparts and delivered by facsimile or other electronic transmission, each of which so executed shall be deemed to be an original, and such counterparts together shall be deemed to bear the date first specified above.

IN WITNESS WHEREOF the parties hereto have executed this Tenth Supplemental Indenture as of the date first specified above.

THE MANUFACTURERS LIFE INSURANCE COMPANY
By:	"Stephen B. Roder"
Name: Stephen B. Roder Title: Senior Executive Vice President and Chief Financial Officer
By:	"Halina K. von dem Hagen"
Name: Halina K. von dem Hagen Title: Executive Vice President, Treasury and Capital Management

BNY TRUST COMPANY OF CANADA
By:	"Catherine F. Donohue"
Name: Catherine F. Donohue Title: Authorized Signatory